EXHIBIT 99.5

AUDIT COMMITTEE CHARTER

TASMAN METALS LTD.

CHARTER OF AUDIT COMMITTEE

Mandate

The primary function of the audit committee (the “Committee”) is to assist the board of directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. The Committee’s primary duties and responsibilities are to:

!	Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.

!	Review and appraise the performance of the Company’s external auditors.

!	Provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

!	Be directly responsible for:

(a)	the selection of a firm of external auditors, including the decision to retain any existing external auditors, to be proposed for election as the external auditors of the Company;
(b)	the oversight of the work of the Company’s external auditors (including the resolution of disagreements between management of the Company and the external auditor regarding financial reporting);
(c)	subject to grant by the shareholders of authority to do so, if required, fixing the compensation of the external auditors of the Company.

!	Oversee the accounting and financial reporting processes of the Company and the audits of the Company’s financial statements.

Composition

The Committee shall be comprised of at least three directors as determined by the Board of Directors, all of whom will be “independent” as determined in accordance with all applicable laws and regulations, including the applicable securities laws of Canada and the United States and the regulations and policies of any stock exchange or quotation system on which the Company’s securities are listed or quoted (except in the circumstances, and only to the extent, permitted by all applicable legal and regulatory requirements). Additionally, all of the members of the audit committee shall (i) be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his independent judgment as a member of the Committee and (ii) be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement and cash flow statement. No director shall serve on the Committee if such director has participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the three years preceding any election to the Committee.

At least one member of the Committee shall have accounting or related financial management expertise and at least one member of the Committee will be an “Audit Committee Financial Expert” within the meaning of the rules and forms adopted by the United States Securities and Exchange Commission (except in the circumstances, and only to the extent, permitted by all applicable legal and regulatory requirements).  All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices.  For the purposes of the Audit Committee Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders’ meeting.  Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least once every quarter, or more frequently as circumstances dictate.  As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)	Review and update the Charter annually.

(b)
Review the Company’s financial statements, MD&A and any annual and interim earnings, and press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

(c)	Review and discuss the audited financial statements with management.

(d)
Recommend to the Board of Directors that the annual audited financial statements be included in the Company’s regulatory filings based upon the Committee’s review and discussion of the financial statements with management and the external auditor, its discussions with the external auditor regarding the matters required to be discussed by auditing standards, and its discussions regarding the external auditors’ independence.

External Auditors

(a)	Review annually, the performance of the external auditors.

(b)	Be directly responsible for:

(a)	the selection of a firm of external auditors, including the decision to retain any existing external auditors, to be proposed for election as the external auditors of the Company;
(b)	the oversight of the work of the Company’s external auditors (including the resolution of disagreements between management of the Company and the external auditor regarding financial reporting);
(c)	subject to grant by the shareholders of authority to do so, if required, fixing the compensation of the external auditors of the Company.

(c)	Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(d)
Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any permitted non-audit services and the fees and other compensation related thereto, provided by the Company’s external auditors.

Provided the pre-approval of the permitted non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

(e)
Ensure the receipt from the external auditors of a formal written statement delineating all relationships between the external auditor and the Company, consistent with applicable accounting and auditing standards, including Independence Board Standard No. 1, and engage in discussions with the external auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditor.  If applicable, discuss with the external auditors the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board.

(f)	Take, or recommending that the full Board of Directors take, appropriate action to oversee the independence of the external auditor.

(g)	Obtain confirmation from the external auditor that they will report directly to the Committee.

Financial Reporting Processes

(a)	In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.

(b)	Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

(c)	Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

(d)
Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(e)	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(f)	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(g)	Establish a procedures for:

(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and
(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

(h)	Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i)	Review certification process.

Other

Review any related-party transactions.

Funding and Advisors

The Company shall provide appropriate funding for the Committee, as determined by the Committee in its sole discretion, for the payment of:

(i)	Compensation to the Company’s external auditors; and
(ii)	Ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties hereunder.

In addition, the Committee may, in its sole discretion, retain, at the expense of the Company, such legal, financial or other advisors or consultants as it may deem necessary or advisable in order to properly and fully perform its duties and responsibilities hereunder.